Filed by National Penn Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: National Penn Bancshares, Inc.

(Commission File No. 000-22537-01)

Form S-4 File No. 333-207147

December 1, 2015

Dear Shareholder of National Penn Bancshares, Inc.:

We previously mailed proxy materials to you in connection with our Special Meeting of Shareholders to be held on December 16, 2015. According to our records, we have not yet received your vote.

As described in the proxy materials previously distributed to you, the National Penn Board of Directors recommends that our shareholders vote “FOR” the proposal to approve the Agreement and Plan of Merger, dated as of August 17, 2015, by and between National Penn and BB&T Corporation, providing for the merger of National Penn with and into BB&T Corporation.

The approval of the merger agreement requires the affirmative vote of the National Penn shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast. Your failure to vote will have the same effect as a vote against the merger proposal. Regardless of how many shares you own it is important that you submit your proxy as soon as possible.

You are encouraged to immediately vote your shares by telephone or over the internet by following the instructions on the enclosed proxy card or vote authorization. As an alternative, you can also vote by completing, signing and returning the enclosed proxy card or vote authorization utilizing the enclosed envelope.

The National Penn Board of Directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement and each of the other proposals described in the proxy materials.

If you have any questions relating to the Special Meeting or voting your shares, or need to request additional proxy materials, you may call our proxy solicitation advisors, D.F. King & Co., Inc., by calling toll-free at (877) 732-3620.

We appreciate your support.

Sincerely,

Scott V. Fainor

President and Chief Executive Officer

If you have recently mailed your proxy card or vote authorization or cast your vote by phone or over the internet, please accept our thanks and disregard this request.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, as amended, that includes a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. The Registration Statement has been declared effective and the Proxy Statement/Prospectus has been mailed to shareholders of National Penn. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and National Penn, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About BB&T” and then under the heading “Investor Relations” and then under “BB&T Corporation’s SEC Filings” or from National Penn at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.

National Penn and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn in connection with the proposed merger. Information about the directors and executive officers of National Penn and their ownership of National Penn common stock is set forth in the proxy statement for National Penn’s 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.